SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
October 14, 2008
QIMONDA AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany
Tel: +49-89-60088-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .
This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-145983.

SIGNATURES

This Report on Form 6-K contains a press release of Qimonda AG, dated October 13, 2008 announcing the resignation of Dr. Majerus as CFO and the appointment of Mr. Seifert as CFO for an interim period and is hereby incorporated by reference into our Registration Statement on Form F-3, Registration No. 333-145983.

News Release ▪ Presseinformation
CFO Michael Majerus to leave Qimonda AG
Munich, Germany — October 13, 2008 — Qimonda AG (NYSE: QI) today announced the resignation of Dr. Michael Majerus from his position as Member of the Management Board and Chief Financial Officer of the company.
Dr. Majerus’ resignation comes at his own wish for personal reasons, and he intends to pursue other interests.
“We thank Dr. Majerus for the years of service to Qimonda and its predecessor companies,” said Peter Fischl, Chairman of the Supervisory Board of Qimonda AG. “We wish him well in his future endeavors.”
Qimonda’s Supervisory Board has appointed Thomas Seifert, already a member of the company’s Management Board and its Chief Operating Officer, to assume the additional duties of Chief Financial Officer for an interim period.
About Qimonda
Qimonda AG (NYSE: QI) is a leading global memory supplier with a broad diversified DRAM product portfolio. The company generated net sales of Euro 3.61 billion in financial year 2007 and had approximately 13,500 employees worldwide. Qimonda has access to four 300mm manufacturing sites on three continents and operates six major R&D facilities. The company provides DRAM products for a wide variety of applications, including in the computing, infrastructure, graphics, mobile and consumer areas, using
For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Glen Haley	+1 919 677 4554	glen.haley@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7495	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Page 2 of 2 October 13, 2008
its power saving technologies and designs. Further information is available at www.qimonda.com.
Disclaimer
This press release contains forward-looking statements based on assumptions and forecasts made by Qimonda management and third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and speak only as of the date they are made. We undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned investments and repositioning efforts and the outcome of antitrust investigations and litigation matters, as well as other factors. We caution you that these and a number of other known and unknown risks, uncertainties and other factors could cause actual future results, or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” in our most recent Annual Report on Form 20-F which is available without charge on our website and at www.sec.gov.
For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Glen Haley	+1 919 677 4554	glen.haley@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7495	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA AG
Date: October 14, 2008	By:	/s/ Kin Wah Loh
Kin Wah Loh
Chief Executive Officer and Chairman of the Management Board

	By:	/s/ Thomas J. Seifert
Thomas J. Seifert
Chief Operating Officer, Chief Financial Officer and Member of the Management Board